                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

November 9, 2011

Chad Eskildsen, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Malvern Funds

Dear Mr. Eskildsen,

This letter responds to your comments of November 8, 2011 to the Trust’s Registration Statement on Form N-1A, which was filed on September 30, 2011.  Your comments pertained to the Vanguard Asset Allocation Fund, a series of the Trust.

Comment 1:   Average Annual Total Return Table

Comment:       The broad based securities index in the average annual total return table in the fund’s prospectus is not the same as the one included in the Asset Allocation Fund’s shareholder report.

Response:        While Item 4 and Item 27 of Form N-1A require that a fund’s returns be compared to those of an appropriate broad-based securities index in the prospectus and shareholder report, respectively, there is no requirement set forth in Form N-1A that specifically requires that the broad-based securities indexes be one and the same.  With respect to the Asset Allocation Fund, the indexes disclosed in the prospectus and shareholder reports are both appropriate broad-based indexes.  Accordingly, we do not plan to change the disclosed broad-based securities index in the prospectus in response to this comment.

Comment 2:   Tax Information

Comment:       On page 6, please delete everything following the first sentence as not required by Form N-1A.

Response:        We will remove everything following the first sentence in response to the comment.

Comment 3:   Tandy Requirements

As required by the SEC, the Fund acknowledges that:

                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel

cc:        Brion Thompson, Esq.